

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

Mr. Zur Dadon
Spirit International, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

Re: Spirit International, Inc.
Registration Statement on Form S-1
Filed June 27, 2014
File No. 333-197056

Dear Mr. Dadon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please check the box indicating that your offering is being made pursuant to Rule 415 under the Securities Act, or advise.

Prospectus Cover Page

2. Please limit your cover to a single page. See Item 501(b) of Regulation S-K.

3. We note you discuss the offering termination date and the escrow release dates here and elsewhere in your document. You appear to tie these dates to the prospectus date or the effective date. As it is possible that these dates may change during the course of your offering, please revise to specify a unique date, such as 180 days from the initial effective date. The language used should be consistent throughout your document.

4. Please disclose the fees and expenses associated with your offering immediately below your table and clarify that the proceeds to the company will be reduced by such fees and expenses.

Outside Back Prospectus Cover Page

5. Please relocate the disclosure required by Item 502(b) of Regulation S-K to the back prospectus cover page.

Summary of Prospectus

6. On page 4 you indicate that raising $20,000 is sufficient for you to become operational and to sustain operations through the next twelve months. Please clarify what you mean by "operational" and clarify the extent to which you have payment obligations and other liabilities not reflected on your balance sheet, such as offering expenses and the $75,000 payment due to New World Whisky Distilleries. Your revised disclosure should quantify these obligations.

7. On page six you refer to the net proceeds of your offering however you appear to present the gross amount of offering proceeds. Please advise or revise.

8. Please revise the disclosure on page six regarding the number of shares outstanding after the offering to clearly reflect that this assumes the maximum number of shares are sold in the offering and there is no guarantee any shares will be sold.

Special Note Regarding Forward-Looking Statements, page 13

9. We note references to your "mobile based human resources software, sufficient user numbers …" and other items that do not appear related to your proposed business. Please revise as appropriate.

Use of Proceeds, page 14

10. Please provide a more detailed use of proceeds at various levels of proceeds raised, such as at 25% and 75%. In addition, the use of proceeds table at the 50% and 100% levels do not reflect the complete use of proceeds.

11. Please provide a brief narrative description of the various items included in your Use of Proceeds. For example, please explain why "Legal & Professional Fees" and "Accounting Fees" are included twice and why the fees increase with your offering size.

12. Please provide the basis for your statement that you "anticipate starting [to generate] profits approximately nine months following closing …" or remove.

13. Please address whether the offering proceeds will be used to repay any existing indebtedness, including amounts currently owed to Mr. Dadon.

 Plan of Distribution, page 16

14. We note your lawyer, Mr. Gewerter, will act as your escrow agent for the offering and your agreement with him entitles him to a minimum fee of $1,500, plus reimbursement of certain expenses. Pursuant to the agreement his role is ministerial and he will release funds upon your written instruction. Please expand upon your disclosure to:

    • Clarify who will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds;
    • Clarify who the funds are held in trust for the benefit of;
    • Indicate whether any claims may be made against the funds held in trust, including claims by Spirit creditors or Mr. Gewerter;
    • Discuss any procedures Mr. Gewerter will follow to ensure proceeds are returned to potential investors promptly following the offering termination date; and,
    • Discuss any procedures Mr. Gewerter will follow to ensure funds are released to Spirit only in compliance with the terms of the offering.

    We may have further comment.

15. Please explain the statement on page 17 that your officer, director and his affiliates "will not participate in this offering."

16. We note the disclosure on page 17 that if the minimum offering is not achieved within 180 days then funds will be returned to investors within five days of the termination date of this offering. Please advise how this complies with Rule 10b-9, which requires the "prompt" return of funds from escrow upon termination of the offering. In addition, we note the escrow agreement has no language regarding the prompt return of funds to investors. Please revise the escrow agreement and the prospectus or advise. In addition, please file the executed escrow agreement.

17. Please advise us of the meaning and purpose of the page 18 reference to rejecting subscriptions within a 30 day period.

Description of our Business, page 21

18. Please summarize the material terms of your License and Distribution Agreement with New World Whisky Distilleries. Your revised disclosure should include, without limit:
   - The consideration payable pursuant to the agreement, including the $75,000 fee due July 1, 2015 and 2% net profit interest granted to New World Distilleries;
   - The product(s) covered, including a brief description of the product; and,
   - The term and termination provisions.

   Please revise as appropriate.

19. We note your disclosures indicating that you have signed a License and Distribution Agreement with New World Whisky Distilleries Pty. Ltd. that grants you the exclusive right for distribution in Europe and the Middle East and see that you have included the agreement as an exhibit to your filing. We note that section 2(a) of the agreement indicates that you are obligated to pay $75,000 on or before July 1, 2015. Please tell us why you have not reflected this obligation in your financial statements and related note disclosures.

20. With a view to disclosure, please tell us how you identified and selected Blue Harbor Whisky for distribution. Also, please disclose whether this product is currently sold in any jurisdiction and whether the distiller is currently able to supply you with product to sell.

21. Please expand your disclosure under "Government and Industry Regulation" to address any regulations related to the import and sale of whisky into your target markets. Also, please provide us with the basis for your statement that you do not require any governmental approval to import and distribute whisky into your target markets.

22. In describing your plans you use language that implies current operations. Statements such as:
   - Spirit believes that its customers value the high level of service which Spirit will provide through its direct sales force, sophisticated information systems and highly efficient global distribution network;
   - Spirit believes that the large volume of its purchases combined with its centralized purchasing and merchandising operation provides Spirit with and important competitive advantage;
   - Spirit continually seeks to reduce its merchandise costs, enabling it to offer its customers competitive prices while increasing margins.

23. On page 22 you refer to "our premium brand" and "our specific requirements" however it appears that you will only act as a distributor for another company's products. Please revise to clarify your role.

24. Please tailor the discussion under "Global Market" on page 22 to focus on the markets you have distribution rights in. Please provide your factual bases for any assertions you make about your market, including statements about market size, growth trends, customer attributes, etc. Please revise these and similar statement to focus your discussion on your actual level of operations and clearly describe your plans for the future.

25. Please provide a more detailed discussion of competition and your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

Description of Property, page 23

26. We note the statement here and elsewhere that you use "an administrative office" located in Nevada. However, your auditor is based in Israel and your chief executive officer appears to be an Israeli national, based on the disclosure provided pursuant to Item 401 of Regulation S-K. Please clarify where your executive offices are located and whether Mr. Dadon lives in the United States.

Management's Discussion and Analysis or Plan of Operation, page 26

27. We note your disclosure in the first paragraph under this heading states that you have "a positive current ratio." Please explain how you determined the current ratio and why you have characterized this measure as "positive" given that you report no assets and $599 in current liabilities in your balance sheet.

28. We note statements here and elsewhere that Mr. Dadon has "verbally agreed" to advance funds to the company but that such agreement is not binding. Provide clear disclosure throughout in each place you reference to verbal agreement to make it clear that the agreement is not binding and within his sole discretion to provide funds. Consider adding a risk factor.

29. Please describe your "Market Entry Strategy" in greater detail and clarity, including the specific steps you will take, timeframe for taking them, and estimated budget for each step.

30. Please disclose your cash balance as of the most recent practicable date and state how long you anticipate your cash will last, assuming you raise the offering minimum.

Directors, Executive Officers, Promoters and Control Persons, page 29

31. Throughout this section you refer to your board of directors as if your board included multiple people. For example on page 31 you imply that your board will determine Mr. Dadon's future compensation, if any. Where you discuss future board actions, such as approving Mr. Dadon's compensation, please clarify that Mr. Dadon may be the only board member at the time the action is taken.

32. Revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Dadon should serve as a director. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 31

33. Please revise the beneficial ownership table to also reflect the percent ownership after the offering, assuming the minimum is raised.

Future Sales by Existing Stockholders, page 32

34. Please discuss the company's status as a shell company and discuss the impact that shell status has on the availability of Rule 144.

Certain Relationships and Related Transactions, page 32

35. Please disclose the related party receivables in this section, including repayment and interest terms, as applicable.

Exhibits

Exhibit 3.1

36. We note your Articles of Incorporation list Pyramid Management, LLC has your incorporator and that Pyramid's business address is the same as yours. With a view to disclosure, please tell us who Pyramid is and what relationship they have to you and your affiliates.

Exhibit 99.1

37. We note the language in clause 4(b) that the buyer must represent that it is not relying on any information other than what is "contained in the Prospectus and the exhibits thereto and the results of any independent investigation conducted by the Buyer …" Please remove this language or tell us why you believe it is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: Harold Gewerter